Exhibit 99.1


PRESS RELEASE - JANUARY 26, 2007

NEC PRESS CONTACTS:
IN JAPAN
Diane Foley
NEC Corporation
d-foley@ax.jp.nec.com
+81-3-3798-6511

            NEC SUBMITS "IMPROVEMENT REPORT" TO TOKYO STOCK EXCHANGE

On January 12, 2007, Tokyo Stock Exchange requested NEC Corporation to submit an "Improvement Report" in relation to the revisions NEC made to its consolidated financial results for the first half of the fiscal year ending March 31, 2007 (April - September, 2006). Accordingly, NEC submitted an "Improvement Report" on January 26, 2007, to the Tokyo Stock Exchange. Please see the attachment for the contents of the "Improvement Report."

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively "NEC"). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "may," "will," "should," "seeks," "intends," "plans," "estimates," "targets," "aims," or "anticipates," or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC's analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC's markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC's products and services,
(iii) NEC's ability to continue to win acceptance of NEC's

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products and services in highly competitive markets, (iv) NEC's ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC's business and operations, (vi) NEC's ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC's business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC's financial statements.


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                                 (Translation)

                               IMPROVEMENT REPORT

                                                               January 26, 2007
Mr. Taizo Nishimuro
President & CEO
Tokyo Stock Exchange, Inc.
                                                                     Kaoru Yano
                                          President and Representative Director
                                                                NEC Corporation

                  In connection with the public announcement of corrections to the financial results for the first half of the fiscal year ending March 31, 2007 (the six months ended September 30, 2006, hereafter the "first half") prepared in accordance with accounting principles generally accepted in Japan ("Japan GAAP"), "Submission of NEC's Semiannual Report for Fiscal Year Ending March 31, 2007, and Corrections to Financial Results for First Half and Full Fiscal Year Ended March 31, 2006 and for First Half of Fiscal Year Ending March 31, 2007," dated December 22, 2006, NEC hereby submits, in accordance with item 3 of Rule 22 of the "Rules on Timely Disclosure of Corporate Information by Issuer of Listed Security and the Like," this Improvement Report containing statements on the circumstances of the above and improvement measures which NEC is to take.

1.       Circumstances of the December 22 Announcement

                  (1) Changes in the accounting standard and announcement of NEC's financial results for the first half in accordance with Japan GAAP

                  NEC, since first issuing American Depositary Receipts ("ADRs") in 1963, has practiced consolidated accounting and has continuously disclosed consolidated financial statements in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). On June 22, 2006, NEC filed its "Yukashoken Hokokusho" (annual securities report)(1) in accordance with the Securities Exchange Law of Japan with consolidated financial statements for the fiscal year ended March 31, 2006. However, the annual report on Form 20-F(2) to be filed with the U.S. Securities and Exchange Commission (the "SEC") has yet to be filed due to additional analysis necessary to complete the audit by NEC's independent auditor, Ernst & Young ShinNihon (the "Auditor") concerning the fair value of maintenance and support services included in the multiple element contracts of the IT Solutions Business. As this has

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(1)  Includes consolidated financial statements audited under generally accepted auditing standards in Japan.

(2) To include consolidated financial statements audited in compliance with the auditing standards of the U.S. Public Company Accounting Oversight Board (PCAOB).
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rendered the Auditor's audit of NEC incomplete, the Auditor's policy is that until this issue is resolved, it will not issue its accountant report on the consolidated financial statements for the first half prepared in accordance with U.S. GAAP.

                  In response, NEC, in an effort to comply with the duty of disclosure under the Securities Exchange Law of Japan, made and disclosed the decision on October 24, 2006 to prepare consolidated financial statements in accordance with Japan GAAP for the first half in order to satisfy disclosure under Japanese law. In the meantime, NEC began the task of adjusting the consolidated financial statements prepared under U.S. GAAP to comply with Japan GAAP. This task had to be completed in a short period of time, and furthermore, as NEC's "Consolidation Accounting System" has been designed to create accounts under U.S. GAAP, NEC had no choice but to prepare the consolidated financial statements in compliance with Japan GAAP manually. This made NEC's task very difficult, but with the collective all-out effort of the Corporate Controller Division, the job was accomplished. By November 21, 2006, NEC confirmed that the settlement of accounts related to the preparation of first half consolidated financial statements was complete. NEC also surmised that with the exception of the cash flow statement and the segment information, the main portions of the review by the Auditor were completed. Therefore, in consideration of the market's expectation of early disclosure and in light of the fact that other companies in the same industry had completed their announcements of their financial results for the semiannual period, NEC presented its first half financial results on November 21, 2006.

                  (2) Corrections to the reporting of financial results information

                  After announcing its first half financial results, NEC continued to confirm financial data for preparing the "Hanki Hokokusho" (semiannual securities report) in accordance with the Securities Exchange Law of Japan for the first half while the Auditor continued with its review of the first half consolidated financial statements. During this time, errors were found in NEC's adjustment of the consolidated statements from U.S. GAAP to Japan GAAP, as well as in the recording period of sales recognized according to acceptance from customers issued by milestone or phase, and on December 11, 2006, the Auditor indicated to NEC that certain figures in the results announced by NEC required correction. The errors pointed out by the Auditor were (1) errors in applying Japan GAAP and (2) an error in the period for recording sales as above. Of these, the policy applied to sales described above was the same accounting treatment NEC had continued to apply in the past, but the Auditor pointed out that in light of the recent tightening of applicable accounting standards, the method NEC had employed in the past would no longer be recognized.

                  After discussing these issues with the Auditor, NEC decided to make corrections to the items described in "2. Content of Corrections" below ("Corrections"), which were contained in the first half financial results announced on November 21, 2006, and carried out the necessary tasks to effect those Corrections. The first half financial statements which reflect the Corrections were examined at the head office of the Auditor on December 19, 2006, and in the morning of December 22, 2006, NEC received the

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accountant report for the "Hanki Hokokusho" under generally accepted auditing standards in Japan. Upon receiving this accountant report, NEC held an extraordinary meeting of the Board of Directors on the same day to pass a resolution to accept the revised figures. Shortly after 3 p.m. that day, NEC filed its "Hanki Hokokusho" in accordance with the Securities Exchange Law of Japan, and at 3:25 p.m., it announced the Corrections by filing them with the Timely Disclosure Network ("TDnet") system of the Tokyo Stock Exchange.

                  In connection with the Corrections, in the evening of December 22, 2006, NEC held a news conference for media organizations at the Kabuto Club of the Tokyo Stock Exchange. NEC also made announcements to securities analysts and others using the bidirectional telephone conferencing system. In addition, it promptly posted the contents of the Corrections on the NEC website.

2.       Content of Corrections

                  (1)      Outline of Corrections

                  The accounting periods that were the subject of the Corrections were the first half, the first half ended September 30, 2005 and the fiscal year ended March 31, 2006.

                  As a result of the Corrections, on a consolidated basis, net sales for the first half decreased by 6.0 billion yen to 2,221.6 billion yen, operating income increased by 1.4 billion yen to 7.5 billion yen, ordinary loss decreased by 1.7 billion yen to a loss of 11.8 billion yen, income before income taxes decreased by 3.2 billion yen to 1.6 billion yen and net loss increased by 2.5 billion yen to 9.9 billion yen.

                  For the first half ended September 30, 2005, on a consolidated basis, income before income taxes decreased by 0.3 billion yen to
7.8 billion yen and net loss decreased by 1.1 billion yen to 0.3 billion yen.

                  For the fiscal year ended March 31, 2006, on a consolidated basis, net sales increased by 0.1 billion yen to 4,930.0 billion yen, operating income decreased by 0.3 billion yen to 72.5 billion yen, ordinary income decreased by 2.3 billion yen to 15.0 billion yen, income before income taxes decreased by 0.6 billion yen to 51.7 billion yen and net loss increased by 5.0 billion yen to 10.1 billion yen.

                  As for the effect this had on non-consolidated accounts, net sales for the first half decreased by 6.3 billion yen to 1,019.7 billion yen. Operating loss, ordinary loss, and loss before income taxes increased by 2.4 billion yen, resulting in losses of 16.9 billion yen, 13.5 billion yen and 22.3 billion yen, respectively. Net loss for the first half increased by 1.5 billion yen to a loss of 8.1 billion yen.

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                  (2)      Errors during application of Japan GAAP

                  In adjusting the consolidated financial statements from U.S. GAAP to Japan GAAP, errors were made in the application of Japan GAAP due to the short period of time in which this task had to be carried out for multiple years of financial results, as well as the fact that NEC's Consolidation Accounting System was designed to prepare financial statements under U.S. GAAP and could not be used for this task thereby requiring the work to be done manually. In addition, errors were due to an insufficient understanding of Japan GAAP as this was the first time that consolidated statements were being prepared under Japan GAAP. The following are the main errors that were made:

                  (1) Omissions of revisions that occurred when the consolidated financial statements that were first prepared under U.S. GAAP were adjusted to comply with Japan GAAP

                  (a)      Restructuring expenses

                  Parts cost and development expenses for products on order, incurred as a result of downsizing the mobile terminal business in China, were accounted for as operating expense, and loss on retirement of fixed assets were accounted for as nonoperating expense. Under Japan GAAP, these should have been reported as extraordinary loss.

                  After correction, operating income for the first half increased by 3.4 billion yen and ordinary loss decreased by 3.8 billion yen, but there was no effect on income before income taxes.

                  (b) Transfer of the substitutional portion of employees' pension funds by subsidiaries

                  The effects of the transfer of the substitutional portion of employees' pension funds by subsidiaries were recorded as nonoperating income. Under Japan GAAP, this should have been reported as extraordinary income.

                  After correction, ordinary income for the fiscal year ended March 31, 2006 decreased by 2.0 billion yen, but there was no effect on income before income taxes.

                  (c) Revision to the allocation among segments of elimination of unrealized profit and loss

                  Initially, unrealized profit and loss related to internal transactions within the same segment were deducted outside our segments as "Eliminations/Corporate." This treatment was applied company-wide in order to streamline the task of eliminating unrealized profit and loss that has no importance in terms of internal control, and based on the management approach under U.S. GAAP, this treatment was applied in the same

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manner to external disclosures. This has since been revised and eliminated within the segment.

                  While this did not have any effect on the profit and loss of the entire company, the segment profit for the first half decreased by 0.4 billion yen for "IT/NW Solutions," 1.7 billion yen for "Electron Devices" and
0.7 billion yen for "Others," thereby decreasing elimination of inter-segment profit and loss by 2.8 billion yen.

                  (2) Errors involving miscalculations in the adjusting consolidation journal entries

                  (a)      Tax and other effects of subsidiaries

                  In the consolidated accounting procedures, there was an error in the calculation of the valuation allowance for those companies which carry cumulative loss and deferred tax assets. The error was corrected.

                  As a result, net loss for the first half ended September 30, 2005 decreased by 1.0 billion yen, and net loss for the fiscal year ended March 31, 2006 increased by 4.8 billion yen.

                  (b)      Gain on change in ownership

                  There was an error in the calculation of the change in ownership resulting from the exchange of shares between NEC Networks & System Integration Corporation, which is a listed subsidiary of NEC Corporation, and NEC Telenetworx, Ltd., which is a non-listed subsidiary of NEC Corporation. The error was corrected.

                  As a result, income before income taxes decreased by 1.0 billion yen and net loss increased by 1.0 billion yen for the first half.

                  (3)      Corrections related to periods for recording sales

                  The "Practical Solution on Revenue Recognition of Software" (ASBJ PITF No. 17, hereinafter, "Practical Solution No. 17") was applied beginning with the first half, and as a result, (1) transactions determined not to satisfy the requirements of sale recognized according to acceptance from customers issued by milestone or phase and (2) transactions for which ownership is transferred upon shipment for which deposits have not yet been made due to installation on site that had not yet been carried out and which were determined should be carried forward until such time as when the deposit of sale becomes certain, both of which are subject to this standard, were corrected.

                  As a result, regarding the consolidated results for the first half, net sales decreased by 6.3 billion yen, operating income and income before income taxes decreased by 2.4 billion yen, ordinary loss increased by
2.4 billion yen and net loss increased by 1.5 billion yen.

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                  Similarly, non-consolidated settlement accounts were also
affected. Net sales for the first half decreased by 6.3 billion yen, operating loss, ordinary loss and loss before income taxes each increased by 2.4 billion yen and net loss increased by 1.5 billion yen.

                  (1) Transactions determined not to satisfy the requirements of sale recognized according to acceptance from customers issued by milestone or phase

                  In recording the sales of IT/NW Solution system products, there were transactions for which the breakdown of hardware and software was not clearly stated in the initial contract but was stipulated in the final contract.

                  This occurred because of the manner in which contracts were finalized, where the content of the contract was not clearly defined for each component when the estimate was first prepared so as to give priority to commencement of production, and the exact content of the contract was later determined after negotiations.

                  NEC had been recording as sales, based on the customer's letter of acceptance, those items for which the requirements for acceptance from customers issued by milestone or phase were set forth in the contract by the time of such letter of acceptance. Based on this practice, sales of hardware shipped and for which a letter of acceptance was received from the customer by September were recorded.

                  However, the Auditor indicated that for contracts for which delivery and acceptance of software will take place in October and thereafter, a determination should be made as to whether a clear breakdown of hardware and software had been stipulated in the original contract in order to make the determination of whether sales recognized according to acceptance from customers issued by milestone or phase of the hardware can be recorded. Therefore, a revision was made to carry forward the recording of hardware sales.

                  This correction was made based on a strict interpretation of "advance determination of contract terms" set forth in Practical Solution No. 17.

                  (2) Transactions for which ownership is transferred upon shipment for which deposits have not yet been made, which were determined should be carried forward until such time as when the deposit of sale becomes certain

                  Concerning those export transactions which are made through trading companies and for which the sale of communications equipment and installation/construction work on site are included in the same contract, NEC had been recording the sale of equipment as of the time of shipment when the ownership of the equipment is transferred to the trading company.

                  The payment for equipment is made by the trading company and deposited by NEC after the local installation/construction work is completed and the local customer makes a deposit for payment to the trading company.

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                  Some of these transactions require time from shipment to the deposit of payment, and based on the opinion of the Auditor that such sales should be carried forward until such time when the installation/construction work is completed and the deposit of payment by the trading company to NEC becomes certain, NEC corrected these entries.

                  This correction was made based on a strict interpretation of "at such time when the seller delivers the goods, and compensation in the form of cash or credit is obtained" as set forth in Practical Solution No. 17.

3. Recognition of the Effect of the Corrections on Investors and the Securities Market

                  NEC put forth its best efforts to make known the detailed content, the circumstances and impact of the Corrections, by first, disclosing Corrections by way of TDnet on December 22, 2006, after which, in the evening of the same day, two executive officers in charge of accounting (an Executive Vice President and an Associate Senior Vice President ) held a press conference for media organizations at the Kabuto Club of the Tokyo Stock Exchange. NEC also made announcements to securities analysts and others using the bidirectional telephone conferencing system. However, NEC deeply regrets the inconvenience it caused its shareholders, investors and others who may have been affected by the Corrections NEC has had to make to the financial results that were already announced, and that as a result, NEC has undermined its credibility in the stock market.

4. The Causes behind the Disclosure of Inaccurate Information and Problems with the Company's Internal Management System

                  Due to the reasons explained in 1. (1) above, NEC quickly adjusted its accounting principles to prepare consolidated financial statements from Japan GAAP to U.S. GAAP, and the Corrections later became necessary due to
(1) NEC being faced with a workload that far surpassed its initial expectations and which involved complex calculations for which it could not use its Consolidation Accounting System to comply with Japan GAAP, (2) time to keep pace with the review that was also requiring more time than initially anticipated and (3) an inadequate number of accounting staff well versed in Japan GAAP required to handle this type of emergency situation. With regard to the revision to the periods for recording sales, this was due to (4) NEC's delayed response to the new accounting rules because of the complex types of contracts that differed for each customer, and problems related to its internal management system such as inadequacies in its internal checking system. NEC is cognizant of the fact that it was NEC's insufficient capabilities that caused this situation requiring Corrections. NEC takes this seriously, and as outlined in the following section "5. Improvement Measures" below, it is committed to implementing the following improvements.

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5.       Improvement Measures

                  In response to the causes and problems described in section
4. above, NEC intends to implement the following improvement measures going forward.

                  (1)      In response to 4. (1) above,

                  o Starting with the third quarter of the fiscal year ending March 31, 2007 (the quarter ended December 31, 2006), NEC began the use of basic functions available on its Consolidation Accounting System designed to comply with Japan GAAP (such as the function that enables combination of subsidiary financial statements and eliminates internal transactions). NEC's expected goal is to make its settlement operation more efficient by expanding the use of the functions available on the system such as the automatic processing function (for preparing minority shareholder income (loss), cash flow statements, disclosure materials, etc.) by January 2008.

                  o Starting January 2008, NEC will make the financial information of its subsidiaries available online. To date, all such financial data has been first gathered by e-mail and then linked to the Consolidation Accounting System. With this improvement measure, it will become possible for its subsidiaries to directly input financial data online, enabling real time processing and enhancing accuracy of information.

                  (2)      In response to 4. (2) above,

                  o Due to the tightening of audit practices, the time required to keep pace with audits is becoming increasingly longer. NEC has already begun implementing measures to make its audit preparation work more efficient such as by unifying the management of sales contracts, letters of acceptance and deposit confirmations, and by preparing for audits in advance. Through these measures, NEC aims to shorten the time needed to conduct audits.

                  (3)      In response to 4. (3) above,

                  o NEC will increase the number of staff that handles the preparation of financial statements at headquarters. The number of staff members has increased from 12 (7 for consolidated settlement operations and 5 for non-consolidated settlement operations), as of the end of December 2006, by 3 to 15 as of early January 2007. By March 2007, the number of settlement staff members will further increase by 5.

                  o After April 2007, NEC will also increase the number of staff members in the accounting departments overseeing its Business Units (by approximately 10).

                  o In addition to increasing the number of staff, NEC will also strengthen the system of checking consolidation journal entries and other systems in the Corporate Controller Division, and appoint staff to exclusively oversee compliance with new accounting standards by March 2007.

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                  o        NEC will enrich the training and education it
provides to its accounting staff by continuing and expanding its internal company training programs including web-based education provided by a third party, creation of a Global Accounting Manual as described below and other new programs, and by encouraging and supporting the accounting staff to continuously attend outside lectures.

                  o By February 2007, NEC will create a Global Accounting Manual (approximately 400 pages in length) concerning important accounting procedures. This manual will be distributed to all NEC group companies in Japan and abroad so as to keep all such companies informed of these important accounting procedures.

                  (4)      In response to 4. (4) above,

                  o As of January 5, 2007, NEC has established the Sales Business Control Division as the organization in charge of the administration and approval of recording of sales. The Sales Business Control Division will ensure that sales are recorded accurately company-wide, and will further ensure the segregation of duties between those in charge of sales and those in charge of recording orders received, sales, and deposits. In addition, this Division will promote the standardization and streamlining of the sales process for the entire enterprise.

                  In implementing the above-outlined improvement measures, NEC is committed to ensuring appropriate settlement and timely disclosure going forward. NEC will put forth its utmost effort to regain your trust.